UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

Algonquin Power & Utilities Corp.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

015857105

(CUSIP Number)

JEFFREY C. SMITH

STARBOARD VALUE LP

777 Third Avenue, 18th Floor

New York, New York 10017

(212) 845-7977

ANDREW FREEDMAN, ESQ.

MEAGAN REDA, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 20, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 015857105

1	NAME OF REPORTING PERSON

STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		52,346,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

52,346,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

52,346,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.6%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 015857105

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

CO

3

CUSIP No. 015857105

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND III LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		31,548,450
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

31,548,450
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

31,548,450
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.6%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP No. 015857105

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,720,500
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,720,500
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,720,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 015857105

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,877,580
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,877,580
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,877,580
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP No. 015857105

1	NAME OF REPORTING PERSON

STARBOARD X MASTER FUND II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		7,162,546
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

7,162,546
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,162,546
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.0%
14	TYPE OF REPORTING PERSON

PN

7

CUSIP No. 015857105

1	NAME OF REPORTING PERSON

STARBOARD VALUE A LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		31,548,450
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

31,548,450
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

31,548,450
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.6%
14	TYPE OF REPORTING PERSON

PN

8

CUSIP No. 015857105

1	NAME OF REPORTING PERSON

STARBOARD VALUE A GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		31,548,450
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

31,548,450
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

31,548,450
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.6%
14	TYPE OF REPORTING PERSON

OO

9

CUSIP No. 015857105

1	NAME OF REPORTING PERSON

STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		10,040,126
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

10,040,126
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,040,126
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.5%
14	TYPE OF REPORTING PERSON

PN

10

CUSIP No. 015857105

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,621,275
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,621,275
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,621,275
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

11

CUSIP No. 015857105

1	NAME OF REPORTING PERSON

STARBOARD VALUE L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,621,275
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,621,275
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,621,275
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

12

CUSIP No. 015857105

1	NAME OF REPORTING PERSON

STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		11,661,401
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

11,661,401
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,661,401
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.7%
14	TYPE OF REPORTING PERSON

OO

13

CUSIP No. 015857105

1	NAME OF REPORTING PERSON

STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		52,346,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

52,346,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

52,346,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.6%
14	TYPE OF REPORTING PERSON

OO

14

CUSIP No. 015857105

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		52,346,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

52,346,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

52,346,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.6%
14	TYPE OF REPORTING PERSON

PN

15

CUSIP No. 015857105

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		52,346,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

52,346,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

52,346,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.6%
14	TYPE OF REPORTING PERSON

OO

16

CUSIP No. 015857105

1	NAME OF REPORTING PERSON

JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		52,346,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

52,346,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

52,346,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.6%
14	TYPE OF REPORTING PERSON

IN

17

CUSIP No. 015857105

1	NAME OF REPORTING PERSON

PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		52,346,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

52,346,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

52,346,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.6%
14	TYPE OF REPORTING PERSON

IN

18

CUSIP No. 015857105

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

In connection with Starboard V&O Fund’s exercise of certain forward purchase contracts as more fully described in Item 6 below, Starboard V&O Fund no longer beneficially owns any Shares and shall cease to be a Reporting Person immediately upon the filing of this Amendment No. 2 to the Schedule 13D. The remaining Reporting Persons will continue filing as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law. Each of the remaining Reporting Persons is party to the Joint Filing Agreement defined and described in Item 6 below.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Starboard V&O III Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard X Master II and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.

The aggregate purchase price of the 31,548,450 Shares beneficially owned by Starboard V&O III Fund is approximately $262,371,058, excluding brokerage commissions. The aggregate purchase price of the 3,720,500 Shares beneficially owned by Starboard S LLC is approximately $31,342,835, excluding brokerage commissions. The aggregate purchase price of the 2,877,580 Shares beneficially owned by Starboard C LP is approximately $24,242,418, excluding brokerage commissions. The aggregate purchase price of the 1,621,275 Shares beneficially owned by Starboard L Master is approximately $13,658,661, excluding brokerage commissions. The aggregate purchase price of the 7,162,546 Shares beneficially owned by Starboard X Master II is approximately $60,310,819, excluding brokerage commissions. The aggregate purchase price of the 5,415,649 Shares held in the Starboard Value LP Account is approximately $45,624,616, excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 688,664,543 Shares outstanding, as of May 9, 2023, which is the total number of Shares outstanding as reported in Exhibit 99.2 to the Issuer’s Current Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on May 11, 2023.

A.	Starboard V&O Fund
(a)	As of the close of business on July 24, 2023, Starboard V&O Fund did not beneficially own any Shares.

Percentage: 0%

19

CUSIP No. 015857105

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in securities of the Issuer by Starboard V&O Fund since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
B.	Starboard V&O III Fund
(a)	As of the close of business on July 24, 2023, Starboard V&O III Fund beneficially owned 31,548,450 Shares.

Percentage: Approximately 4.6%

(b)	1. Sole power to vote or direct vote: 31,548,450
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 31,548,450
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in securities of the Issuer by Starboard V&O III Fund since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
C.	Starboard S LLC
(a)	As of the close of business on July 24, 2023, Starboard S LLC beneficially owned 3,720,500 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 3,720,500
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,720,500
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in securities of the Issuer by Starboard S LLC since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
D.	Starboard C LP
(a)	As of the close of business on July 24, 2023, Starboard C LP beneficially owned 2,877,580 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 2,877,580
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,877,580
4. Shared power to dispose or direct the disposition: 0

20

CUSIP No. 015857105

(c)	The transactions in securities of the Issuer by Starboard C LP since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
E.	Starboard X Master II
(a)	As of the close of business on July 24, 2023, Starboard X Master II beneficially owned 7,162,546 Shares.

Percentage: Approximately 1.0%

(b)	1. Sole power to vote or direct vote: 7,162,546
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 7,162,546
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in securities of the Issuer by Starboard X Master II since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
F.	Starboard A LP
(a)	Starboard A LP, as the general partner of Starboard V&O III Fund, may be deemed the beneficial owner of the 31,548,450 Shares owned by Starboard V&O III Fund.

Percentage: Approximately 4.6%

(b)	1. Sole power to vote or direct vote: 31,548,450
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 31,548,450
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard A LP has not entered into any transactions in securities of the Issuer since the filing of Amendment No. 1 to the Schedule 13D. The transactions in securities of the Issuer on behalf of Starboard V&O III Fund since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
G.	Starboard A GP
(a)	Starboard A GP, as the general partner of Starboard A LP, may be deemed the beneficial owner of the 31,548,450 Shares owned by Starboard V&O III Fund.

Percentage: Approximately 4.6%

(b)	1. Sole power to vote or direct vote: 31,548,450
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 31,548,450
4. Shared power to dispose or direct the disposition: 0

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(c)	Starboard A GP has not entered into any transactions in securities of the Issuer since the filing of Amendment No. 1 to the Schedule 13D. The transactions in securities of the Issuer on behalf of Starboard V&O III Fund since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
H.	Starboard R LP
(a)	Starboard R LP, as the general partner of Starboard C LP and Starboard X Master II, may be deemed the beneficial owner of the (i) 2,877,580 Shares owned by Starboard C LP and (ii) 7,162,546 Shares owned by Starboard X Master II.

Percentage: Approximately 1.5%

(b)	1. Sole power to vote or direct vote: 10,040,126
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 10,040,126
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R LP has not entered into any transactions in securities of the Issuer since the filing of Amendment No. 1 to the Schedule 13D. The transactions in securities of the Issuer on behalf of each of Starboard C LP and Starboard X Master II since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
I.	Starboard L Master
(a)	As of the close of business on July 24, 2023, Starboard L Master beneficially owned 1,621,275 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,621,275
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,621,275
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in securities of the Issuer by Starboard L Master since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
J.	Starboard L GP
(a)	Starboard L GP, as the general partner of Starboard L Master, may be deemed the beneficial owner of the 1,621,275 Shares owned by Starboard L Master.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,621,275
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,621,275
4. Shared power to dispose or direct the disposition: 0

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(c)	Starboard L GP has not entered into any transactions in securities of the Issuer since the filing of Amendment No. 1 to the Schedule 13D. The transactions in securities of the Issuer on behalf of Starboard L Master since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
K.	Starboard R GP
(a)	Starboard R GP, as the general partner of Starboard R LP and Starboard L GP, may be deemed the beneficial owner of the (i) 2,877,580 Shares owned by Starboard C LP, (ii) 7,162,546 Shares owned by Starboard X Master II and (iii) 1,621,275 Shares owned by Starboard L Master.

Percentage: Approximately 1.7%

(b)	1. Sole power to vote or direct vote: 11,661,401
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 11,661,401
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R GP has not entered into any transactions in securities of the Issuer since the filing of Amendment No. 1 to the Schedule 13D. The transactions in securities of the Issuer on behalf of each of Starboard C LP, Starboard X Master II and Starboard L Master since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
L.	Starboard Value LP
(a)	As of the close of business on July 24, 2023, 5,415,649 Shares were held in the Starboard Value LP Account. Starboard Value LP, as the investment manager of Starboard V&O III Fund, Starboard C LP, Starboard L Master, Starboard X Master II and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 31,548,450 Shares owned by Starboard V&O III Fund, (ii) 3,720,500 Shares owned by Starboard S LLC, (iii) 2,877,580 Shares owned by Starboard C LP, (iv) 1,621,275 Shares owned by Starboard L Master, (v) 7,162,546 Shares owned by Starboard X Master II and (vi) 5,415,649 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.6%

(b)	1. Sole power to vote or direct vote: 52,346,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 52,346,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in securities of the Issuer by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard V&O III Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master II since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
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CUSIP No. 015857105

M.	Starboard Value GP
(a)	Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 31,548,450 Shares owned by Starboard V&O III Fund, (ii) 3,720,500 Shares owned by Starboard S LLC, (iii) 2,877,580 Shares owned by Starboard C LP, (iv) 1,621,275 Shares owned by Starboard L Master, (v) 7,162,546 Shares owned by Starboard X Master II and (vi) 5,415,649 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.6%

(b)	1. Sole power to vote or direct vote: 52,346,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 52,346,000
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value GP has not entered into any transactions in securities of the Issuer since the filing of Amendment No. 1 to the Schedule 13D. The transactions in securities of the Issuer by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard V&O III Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master II since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
N.	Principal Co
(a)	Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 31,548,450 Shares owned by Starboard V&O III Fund, (ii) 3,720,500 Shares owned by Starboard S LLC, (iii) 2,877,580 Shares owned by Starboard C LP, (iv) 1,621,275 Shares owned by Starboard L Master, (v) 7,162,546 Shares owned by Starboard X Master II and (vi) 5,415,649 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.6%

(b)	1. Sole power to vote or direct vote: 52,346,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 52,346,000
4. Shared power to dispose or direct the disposition: 0

(c)	Principal Co has not entered into any transactions in securities of the Issuer since the filing of Amendment No. 1 to the Schedule 13D. The transactions in securities of the Issuer by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard V&O III Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master II since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
O.	Principal GP
(a)	Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 31,548,450 Shares owned by Starboard V&O III Fund, (ii) 3,720,500 Shares owned by Starboard S LLC, (iii) 2,877,580 Shares owned by Starboard C LP, (iv) 1,621,275 Shares owned by Starboard L Master, (v) 7,162,546 Shares owned by Starboard X Master II and (vi) 5,415,649 Shares held in the Starboard Value LP Account.
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CUSIP No. 015857105

Percentage: Approximately 7.6%

(b)	1. Sole power to vote or direct vote: 52,346,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 52,346,000
4. Shared power to dispose or direct the disposition: 0

(c)	Principal GP has not entered into any transactions in securities of the Issuer since the filing of Amendment No. 1 to the Schedule 13D. The transactions in securities of the Issuer by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard V&O III Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master II since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
P.	Messrs. Smith and Feld
(a)	Each of Messrs. Smith and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 31,548,450 Shares owned by Starboard V&O III Fund, (ii) 3,720,500 Shares owned by Starboard S LLC, (iii) 2,877,580 Shares owned by Starboard C LP, (iv) 1,621,275 Shares owned by Starboard L Master, (v) 7,162,546 Shares owned by Starboard X Master II and (vi) 5,415,649 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 52,346,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 52,346,000

(c)	None of Messrs. Smith or Feld has entered into any transactions in securities of the Issuer since the filing of Amendment No. 1 to the Schedule 13D. The transactions in securities of the Issuer by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard V&O III Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master II since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

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CUSIP No. 015857105

In addition to the Shares beneficially owned by the Reporting Persons as set forth in this filing, and while the Reporting Persons have no current knowledge of the following holdings, the Reporting Persons understand that Toronto Dominion Bank and TD Asset Management Inc. (together, “TD”) had investment discretion over 24,788,418 Shares, listed call options with respect to 534,700 Shares and listed put options with respect to 313,700 Shares as of March 31, 2023, which would represent beneficial ownership over approximately 3.7% of the outstanding Shares as of such date, as such information was set forth in the Form 13F-HR filings filed by TD on May 11, 2023 and May 10, 2023. As reported in the Form ADV filed by Starboard Value LP, Toronto Dominion Bank is included as an indirect control person under Schedule B/C Indirect Owners of the Form ADV as a result of the closing of the acquisition of Cowen Inc. by Toronto Dominion Bank. The validity of the indirect transfer of Cowen Inc.’s ownership interest in Starboard Value LP is subject to an ongoing dispute. The Reporting Persons disclaim the existence of a “group” within the meaning of Section 13(d)(3) of the Exchange Act with TD or any other person other than the other Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

As previously disclosed, Starboard V&O Fund entered into certain cash-settled total return swap agreements with Bank of America (“BA”) as the counterparty (the “Swap Agreements”), which provided Starboard V&O Fund with economic results that were comparable to the economic results of ownership but did not provide Starboard V&O Fund with the power to vote or direct the voting or dispose of or direct the disposition of the notional Shares that were the subject of the Swap Agreements. Starboard V&O Fund has exited its swap position and is no longer a party to the Swap Agreements.

As previously disclosed, Starboard V&O Fund entered into forward purchase contracts with BA as the counterparty providing for the purchase of an aggregate of 550,000 Shares (each a “BA Forward Contract”). Each of the BA Forward Contracts has a final valuation date of September 9, 2024, however, Starboard V&O Fund had the ability to elect early settlement after serving notice to the counterparty of such intention at least two scheduled trading days in advance of the desired early final valuation date. On July 20, 2023, Starboard V&O Fund exercised the BA Forward Contracts and in connection with such exercise Starboard V&O III Fund acquired 550,000 Shares. Accordingly, Starboard V&O Fund is no longer a party to the BA Forward Contracts.

On July 24, 2023, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons who will remain Reporting Persons subsequent to this Amendment No. 2 agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Joint Filing Agreement by and among Starboard Value and Opportunity Master Fund III LP, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard X Master Fund II LP, Starboard Value A LP, Starboard Value A GP LLC, Starboard Value R LP, Starboard Value and Opportunity Master Fund L LP, Starboard Value L LP, Starboard Value R GP LLC, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith and Peter A. Feld, dated July 24, 2023.

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CUSIP No. 015857105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 24, 2023

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

By: Starboard Value LP,

its investment manager

STARBOARD VALUE AND OPPORTUNITY MASTER FUND III LP

By: Starboard Value A LP,

its general partner

STARBOARD VALUE AND OPPORTUNITY S LLC

By: Starboard Value LP,

its manager

STARBOARD VALUE AND OPPORTUNITY C LP

By: Starboard Value R LP,

its general partner

STARBOARD X MASTER FUND II LP

By: Starboard Value R LP,

its general partner

STARBOARD VALUE A LP

By: Starboard Value A GP LLC,

its general partner

STARBOARD VALUE R LP

By: Starboard Value R GP LLC,

its general partner

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP

By: Starboard Value L LP,

its general partner

STARBOARD VALUE L LP

By: Starboard Value R GP LLC,

its general partner

STARBOARD VALUE LP

By: Starboard Value GP LLC,

its general partner

STARBOARD VALUE GP LLC

By: Starboard Principal Co LP,

its member

STARBOARD PRINCIPAL CO LP

By: Starboard Principal Co GP LLC,

its general partner

STARBOARD PRINCIPAL CO GP LLC

STARBOARD VALUE A GP LLC

STARBOARD VALUE R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

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CUSIP No. 015857105

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Peter A. Feld

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SCHEDULE A

Transactions in Securities of the Issuer Since the Filing of Amendment No. 1 to the Schedule 13D

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

Sale of Cash-Settled Total Return Swap	(1,500,000)	8.0199	07/18/2023
Sale of Cash-Settled Total Return Swap	(4,000,000)	8.3208	07/19/2023
Exercise of Forward Contract	(550,000)	8.4466	07/20/2023
Sale of Cash-Settled Total Return Swap	(4,000,000)	8.3279	07/20/2023
Sale of Cash-Settled Total Return Swap	(4,000,000)	8.3811	07/21/2023
Sale of Cash-Settled Total Return Swap	(3,774,350)	8.2863	07/24/2023

STARBOARD VALUE AND OPPORTUNITY MASTER FUND III LP

Purchase of Common Stock	58,600	7.8985	07/07/2023
Purchase of Common Stock	29,300	7.7084	07/10/2023
Purchase of Common Stock	19,338	7.6559	07/11/2023
Purchase of Common Stock	1,500,000	8.0257	07/18/2023
Purchase of Common Stock	2,000,000	8.3337	07/19/2023
Purchase of Common Stock	2,000,000	8.3313	07/19/2023
Acquisition of Common Stock[1]	550,000	8.4691	07/20/2023
Purchase of Common Stock	1,000,000	8.3413	07/20/2023
Purchase of Common Stock	2,000,000	8.3383	07/20/2023
Purchase of Common Stock	1,000,000	8.3393	07/20/2023
Purchase of Common Stock	2,000,000	8.3937	07/21/2023
Purchase of Common Stock	1,000,000	8.3973	07/21/2023
Purchase of Common Stock	1,000,000	8.3931	07/21/2023
Purchase of Common Stock	1,000,000	8.2998	07/24/2023
Purchase of Common Stock	1,000,000	8.2960	07/24/2023
Purchase of Common Stock	1,000,000	8.3002	07/24/2023
Purchase of Common Stock	774,350	8.3001	07/24/2023

STARBOARD VALUE AND OPPORTUNITY S LLC

Purchase of Common Stock	7,200	7.8985	07/07/2023
Purchase of Common Stock	3,600	7.7084	07/10/2023
Purchase of Common Stock	2,376	7.6559	07/11/2023

STARBOARD VALUE AND OPPORTUNITY C LP

Purchase of Common Stock	5,500	7.8985	07/07/2023
Purchase of Common Stock	2,750	7.7084	07/10/2023
Purchase of Common Stock	1,815	7.6559	07/11/2023

CUSIP No. 015857105

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP

Purchase of Common Stock	3,100	7.8985	07/07/2023
Purchase of Common Stock	1,550	7.7084	07/10/2023
Purchase of Common Stock	1,023	7.6559	07/11/2023

STARBOARD X MASTER FUND II LP

Purchase of Common Stock	15,100	7.8985	07/07/2023
Purchase of Common Stock	7,550	7.7084	07/10/2023
Purchase of Common Stock	4,983	7.6559	07/11/2023

STARBOARD VALUE LP
(Through the Starboard Value LP Account)

Purchase of Common Stock	10,500	7.8985	07/07/2023
Purchase of Common Stock	5,250	7.7084	07/10/2023
Purchase of Common Stock	3,465	7.6559	07/11/2023

___________________________

1 Represent Shares acquired by Starboard Value and Opportunity Master Fund III LP in connection with the exercise of forward contracts by Starboard Value and Opportunity Master Fund Ltd.